July 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Greg Dundas

Re:	Akoustis Technologies, Inc. Registration Statement on Form S-1 Filed June 25, 2018 File No. 333-225870

Dear Mr. Dundas:

On behalf of Akoustis Technologies, Inc. (the “Company”), we submit this letter providing a response to the verbal comment communicated by the Staff of the Securities and Exchange Commission (the “Staff”) on July 12, 2018 with respect to the Company’s Registration Statement on Form S-1 (File No. 333-225870) (the “Registration Statement”). Simultaneously with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Registration Statement reflecting the matters discussed herein.

Below we have noted the Staff’s comment in bold face type and the Company’s response in regular type.

We note your statement on page 29 that “[t]he indenture is not qualified under the Trust Indenture Act of 1939 (the ‘TIA’) and we are not required to comply with the provisions of the TIA.”  Please tell us the exemption from the Trust Indenture Act that you are relying on or otherwise provide a basis for your statement.

Response: The Company acknowledges the Staff’s comment and has revised disclosure on page 29 of Amendment No. 1 to delete the statement that the indenture is not qualified under the TIA and that the Company is not required to comply with the provisions of the TIA. In this connection, the Company is filing as Exhibit 25.1 to Amendment No. 1 a Form T-1 under the TIA with respect to the indenture.

We appreciate your time and attention to the Company’s response to the Staff’s comment. Should you have any questions, please call me at (704) 331-7406.

Very truly yours,

/s/ Sean M. Jones
Sean M. Jones

cc:           Andrew Wright (Akoustis Technologies, Inc.)